June 6, 2005

By Facsimile (212) 872-1002 and U.S. Mail

Thomas L. Kempner
President and Chief Executive Officer
61 Broadway
New York, New York 10006

Re:  	Spartan Stores, Inc.
	Revised Preliminary Schedule 14A filed on May 31, 2005
   	     by Loeb Partners Corporation
	File No. 000-31127

Dear Mr. Kempner:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Preliminary Proxy Statement

General

1. We note your revisions made in response to our prior comment 1. Please expand where appropriate to clarify that if you determine not to modify your materials and card that shareholders will be unable to vote on any matters proposed by the company other than the election of directors.

Closing

      As appropriate, please amend your revised preliminary
Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


         						Very truly yours,




							Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers and Acquisitions